Exhibit 4.1
FIRST AMENDMENT
     THIS FIRST AMENDMENT (“First Amendment”) dated May ___, 2007, to Amended and Restated Trust Agreement (“Agreement”) of Compass Diversified Trust, a Delaware statutory trust (the “Trust”), is made effective as of April 25, 2006, the effective date of the Agreement, by and among COMPASS GROUP DIVERSIFIED HOLDINGS LLC, a Delaware limited liability company (the “Sponsor”), THE BANK OF NEW YORK (DELAWARE), a Delaware banking corporation, as Delaware trustee (in such capacity, the “Delaware Trustee”), and MR. ALAN B. OFFENBERG and MR. JAMES J. BOTTIGLIERI, as the regular trustees (each a “Regular Trustee”, together “Regular Trustees” and, collectively with the Delaware Trustee, the “Trustees”).
     The Sponsor and the Trustees hereby agree as follows:
          1. A new Section 9.6 is added to the Agreement to read as follows:
          Section 9.6 Treatment of Trust as Tax Partnership
     Notwithstanding anything to the contrary elsewhere in this Agreement, in the event that the Sponsor, acting through the Board of Directors, determines that the Trust is, or is reasonably likely to be, required to issue Schedules K-1 to Shareholders, or if the Board of Directors determines that it is otherwise reasonable and prudent to do so, the Sponsor may, in lieu of the procedure provided in Section 9.2 and without the consent or approval of any other Person pursuant to Section 10.2, amend or amend and restate this Agreement as necessary so that with respect to any or all periods the Trust will be treated as a partnership for federal income tax purposes and to provide for those provisions that are customary, necessary or useful for an entity treated as a partnership for federal income tax purposes.
          2. The Sponsor and the Trustees otherwise ratify and confirm the Agreement.